Item #77-O

Record of Securities Purchased Under the Rule lOf-
3 Procedures of Masters Select Equity Fund (the
"Fund")

1. Issuer: Proxicom Inc.

2. Date of Purchase: April 20, 1999

3. Purchased for Which Fund: Masters' Select
Equity

4. Adviser/Subadviser Directing Purchase: Strong
Capital Management, Inc.

5. Underwriter from Whom Purchased: BT Alex Brown,
Inc.

6. Name of Affiliated Underwriter* Managing or
Participating in Syndicate:
   Prudential Securities, Inc.

7. Aggregate Principal Amount of Purchase:
$296,400

8. Aggregate Principal Amount of Offering:
$58,500,000

9. Purchase Price (net of fees and expenses):
$13.00/share (gross)

10. First Day on Which any Sales in the Offering were Made: April 20, 1999

11. Lowest Price Paid by Each Other Purchaser of
Securities in the Offering or in any Concurrent
Offering: $13.00/share (gross)

12. Commission, Spread or Profit: 4.0% $0.52 per share

13. Have the Following Conditions Been Satisfied:

a. The securities are "municipal securities" as defined in Section 3(a)(29) of the Securities
Exchange Act of 1934? No

b. The securities are part of an issue which is registered under the Securities Act of 1933: Yes

c. The securities are part of an eligible foreign offering described in (1)(c) of the Procedures: No

d. The securities are part of an eligible Rule
144A offering described in (1)(d) of the
Procedures: No

e. If the securities are not "municipal
securities," has the issuer of the securities been in continuous operation for at least three years, including the operations of any predecessors? Yes

f   The purchase price paid did not exceed the
price paid by each other purchaser of securities in the offering or in any concurrent offering of the securities, except, in the case of an eligible foreign offering, for any rights to purchase that are required by law to be granted to existing security holders of the issuer (or, if a rights offering, the securities were purchased on or before the fourth day preceding the day on which the rights offering terminated)? Yes

g. The underwriting was a firm commitment underwriting? Yes

h. The commission, spread or profit was reasonable and fair in relating to that being received by others for underwriting similar securities during the same period? Yes

i. If the securities are municipal securities, has the issue received an investment grade rating from an NRSRO; provided , if the issuer or entity supplying the revenues from which the issue is to be paid shall have been in existence less than three years (including any predecessor), has it received one of the three highest ratings from at least one such rating service? N/A

j. The amount of such securities purchased by all of the investment portfolios advised by Strong
Capital Management, Inc. did not (i) if an offering other than an eligible Rule 144A
Offering, exceed 25% of the principal amount of the offering, or (ii) if an eligible Rule 144A offering, exceed 25% of the total of the principal amount of the offering sold to qualified institutional buyers plus the principal amount of the offering in any concurrent public offering?
Yes

k. No affiliated underwriter* was a direct or indirect participant in the sale? Yes


* As used herein, "affiliated underwriter" means an officer, director, member of an advisory board, investment advisor or employee of the Company or a person of which any such officer, director, member of an advisory board, investment adviser or employee is an affiliated person.